Auriga Laboratories, Inc.
10635 Santa Monica Blvd. #120
Los Angeles, CA 90025

January 4, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attn: Sebastian Gomez Abero, Esq.

Re:           Auriga Laboratories, Inc.
Amendment No. 1 to
  Registration Statement on Form SB-2
File No.: 333-148295
Request for Acceleration

Dear Mr. Abero:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, being the issuer of securities to which the referenced  Amendment No. 1 relates (the “Company”), hereby respectfully requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on Wednesday, January 9, 2008, or as soon thereafter as practicable, unless we request by telephone that said Amendment No. 1 be declared effective at some other time.

The Company further acknowledges that:

•
Should the Securities and Exchange Commission (the “SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Auriga Laboratories, Inc.

By:  /s/ Philip S. Pesin_____
Philip S. Pesin, CEO

cc:                 W. Barnett, Esq.